FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, April 29, 2013 -  Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and  Viavarejo [BM&FBOVESPA: VVAR3] announce their results for the first quarter of 2013 (1Q13). The results are presented in the segments as follows: GPA Food, formed by supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), GPA Malls & Properties, gas stations and drugstores; and GPA Consolidated, formed by GPA Food and Viavarejo (Casas Bahia and Pontofrio’s brick-and-mortar stores and Nova Pontocom's e-commerce: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, Partiu Viagens, e-Plataforma and Pontofrio Atacado). More information on the results of the subsidiary Via Varejo can be found in its respective earnings release disclosed on this date.

GPA Food

Gross sales revenue up 10.6% in 1Q13

Net Income up 19.5%, to R$ 176 million

GPA Consolidated

Gross sales revenue totaled R$14.984 billion, EBITDA margin stable at 6.4%

Net income up 69.7%, to R$275 million

  Gross sales revenue totaled R$14.984 billion, up 9.6% over 1Q12. 25 new stores added 28,000 m2 to sales area in the period;
  EBITDA at R$862 million, up 11.2% over 1Q12;
  Net financial income was an expense of R$ 254 million, down 24.2%. As percentage of net sales, net financial income declined 60 basis points;
  Net income up 69.7%, to R$275 million. Margin up 80 basis points over 1Q12.

HIGHLIGHTS

	GPA Food			GPA Consolidated
(R$ million) (1)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Gross Sales Revenue	8,149	7,371	10.6%	14,984	13,660	9.7%
Net Sales Revenue	7,383	6,656	10.9%	13,383	12,147	10.2%
Gross Profit	1,869	1,717	8.9%	3,535	3,246	8.9%
Gross Margin	25.3%	25.8%	-50 bps	26.4%	26.7%	-30 bps
EBITDA	518	487	6.2%	862	775	11.2%
EBITDA Margin(2)	7.0%	7.3%	-30 bps	6.4%	6.4%	0 bps
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%
% of net sales revenue	1.5%	2.1%	-60 bps	1.9%	2.8%	-90 bps
Company's net profit	176	147	19.5%	275	162	69.7%
Net Margin	2.4%	2.2%	20 bps	2.1%	1.3%	80 bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization

Note: As from 1Q13, the depreciation recognized in cost of goods sold, formed essentially by the depreciation of distribution centers, began to be considered in the calculation of EBITDA. The reconciliation is available on page 5 of this release.

PERFORMANCE BY SEGMENT

The Company’s business is divided into four segments – food retail, cash and carry, electronics and home appliances retail (bricks and mortar) and e-commerce – grouped as follows:

Sales Performance

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry

(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Gross Sales Revenue	8,149	7,371	10.6%	6,722	6,240	7.7%	1,427	1,131	26.1%	14,984	13,660	9.7%
Net Sales Revenue	7,383	6,656	10.9%	6,078	5,621	8.1%	1,304	1,035	26.0%	13,383	12,147	10.2%
Gross 'Same-Store' Sales Revenue	6.4%	9.3%								6.6%	9.6%
Food	9.6%	9.4%
Non-food	-4.9%	9.2%

GPA Food

Gross sales revenue increased 10.6% over 1Q12. In addition to the same-store sales performance, detailed below, the opening of new stores, which continues at a fast pace, was a highlight. In 1Q13, 19 new stores were opened.

On a same-store basis, gross sales revenue increased 6.4%. This growth pace was achieved despite the strong comparison base and one less sales day (2011 was a leap year). In real terms, deflated by the IPCA inflation index, same-store sales decreased 0.2%.

▶   Retail: gross sales revenue up 7.7%. The highlights were:

▪      Sales growth in the quarter, led by the categories of meat; fruits and vegetables; as well as categories that benefited from sales associated with Easter – grocery and seafood. However, sales of electronics and home appliances, sold  under the Extra banner, usually in hypermarkets, decreased due to the strong comparison base in 1Q12, impacting the growth in Non-Food categories;

▪       The Pão de Açúcar banner, which posted a solid performance in fruit, organic foods and fish, and Minimercado Extra, which continued to post double-digit same-store sales growth;

▪      The calendar effect due to Easter, which had a positive impact as the entire holiday sales period fell within the quarter, while last year a portion of sales was concentrated in April. The impact on the quarter, however, was partially offset by the comparison with a leap year, which resulted in one less day of sales in 1Q13;

▪      The announcement by the federal government of tax rate cuts on certain basic products in the meat, fruit, vegetables and personal care categories. The measure aims to reduce the retail price and consequently increase consumers’ purchasing power.

▪      Organic growth: opening of 12 Minimercado Extra, two Extra Supermercado, one gas station and one drugstore in 1Q13.

▶   Cash-and-carry: gross sales revenue up 26.1%, driven mainly by:

▪      Double-digit gross sales revenue growth on a same-store basis, supported by the growth in average ticket. The growth is consequence of the adjustments made to serve the target public of the banner – processors, resellers and users – and the opening of tree Assaí stores in 1Q13.

▶   Real estate projects: no revenue from real estate projects was recognized in the results of the Company in 1Q13.

GPA Consolidated

Gross sales revenue totaled R$14.984 billion, up 9.7% over 1Q12. Same-store sales increased 6.6%, driven by the performance of Food Retail, as mentioned above, coupled with the performance of the electronics and home appliance brick-and-mortar stores, led by Pontofrio, which posted above-average same-store sales growth.

Growth was also driven by the Company’s accelerated organic growth pace. A total of 28,000 square meters of sales area were added in the period through the opening of 25 stores, bringing the number of new stores opened in the last 12 months to 125.

The Group’s new e-commerce platform was launched in early March: Extra Marketplace, Brazil’s first online “shopping mall”, which will be operated through Extra.com.br (website with average daily traffic of more than 1 million visitors). This initiative increased the number of products in the e-commerce platform from 120,000 items in March to 200,000 items in April. It is expected to reach 600,000 items by December. The project’s initial investment was R$ 10 million and more than 30 partners signed up in its first month.

Operating Performance

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry
(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Net Sales Revenue	7,383	6,656	10.9%	6,078	5,621	8.1%	1,304	1,035	26.0%	13,383	12,147	10.2%
GrossProfit	1,869	1,717	8.9%	1,694	1,565	8.2%	175	151	15.6%	3,535	3,246	8.9%
Gross Margin	25.3%	25.8%	-50 bps	27.9%	27.8%	10 bps	13.4%	14.6%	-120 bps	26.4%	26.7%	-30 bps
Selling Expenses	(1,136)	(1,039)	9.3%	(1,013)	(938)	8.0%	(123)	(101)	21.6%	(2,282)	(2,108)	8.2%
General and Administrative Expenses	(210)	(193)	8.3%	(194)	(183)	6.0%	(16)	(11)	49.3%	(403)	(390)	3.4%
Equity Income	7	4	67.4%	7	4	67.4%	-	-	-	9	5	82.5%
Other Operating Revenue (Expenses)	(23)	(10)	125.6%	(23)	(10) 137.3%		0.1	(0.5)	-	(14)	5	-
Total Operating Expenses	(1,362)	(1,239)	9.9%	(1,223)	(1,127)	8.5%	(139)	(112)	23.7%	(2,690)	(2,488)	8.1%
% of Net Sales Revenue	18.4%	18.6%	-20 bps	20.0%	20.0%	0 bps	10.6%	10.8%	-20 bps	20.1%	20.5%	-40 bps
(-) Depreciation (Logistic)	10	9	10.6%	10	9	10.0%	0	0	0.0%	17	17	-5.4%
EBITDA	518	487	6.2%	481	448	7.4%	36	39	-7.6%	862	775	11.2%
EBITDA Margin	7.0%	7.3%	-30 bps	7.9%	8.0%	-10 bps	2.8%	3.8%	-100 bps	6.4%	6.4%	0 bps

As of 4Q12, the result of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA is now in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. In 1Q13, the depreciation recognized in cost of goods sold, formed essentially by the depreciation of distribution centers, began to be specified in the calculation of EBITDA. The reconciliation is available on page 5 of this release.

As of 4Q12, the result of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA is now in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. In 1Q13, the depreciation recognized in cost of goods sold, formed essentially by the depreciation of distribution centers, began to be specified in the calculation of EBITDA. The reconciliation is available on page 5 of this release.

GPA Food

EBITDA increased 6.2% to R$518 million, while EBITDA margin declined 30 basis points to 7.0%.

▶   Retail: 10 basis-point EBITDA margin decline due to:

▪      Gross margin increase of 10 basis points to 27.9%. The margin increase is due to improved sales mix and to the lower growth in lower-margin categories as electronics and beverages. For fruits, vegetables and other commodities, a trade-up to organic items and other items of higher added value was observed;

▪      Restructuring of GPA Food: since late 2011, the Company has been conducting a process to reorganize its corporate structure by reassessing its activities and processes to make the Company leaner, simpler and give it a more agile decision-making process, while also enabling the capture of synergies and efficiency gains in the processes common to the various businesses. The processes resulted in headcount reductions in the executive team, a process that incurred expenses of R$13 million.

Adjusted for nonrecurring effects, EBITDA was R$537 million, with EBITDA margin stable at 7.3%. Over the course of the year, the Company expects to reverse gains from expenses reduction through the pricing of goods, and thus attract more consumers to their stores and increase market share.

▶   Cash-and-carry: EBITDA margin declined 100 basis points over 1Q12, to 2.8%, due to:

▪      Gross margin decline of 120 basis points, mainly due to the opening of three Assaí stores. Moreover, to support the strategy of expanding the banner into new regions and increasing customer traffic in stores, Assaí adopted most competitive prices,  which led to temporary margin contraction at the newly opened stores in these regions. In the past six months, Assaí started operations in three new states and should start operations in other three in 2Q13;

▪      More competitive pricing. The sustainable repositioning of prices will be enabled by the strict control of operating expenses. With stronger sales, Management expects to increase the return on invested capital for both the format and the Company;

▪      Decrease of 20 basis points in operating expenses as a percentage of net sales revenue, driven by the rationalization of selling expenses, which grew at a slower pace than revenue. The new model aims to keep operating expenses at low levels.

GPA Consolidated

EBITDA was benefited from lower operating expenses, particularly in General and Administrative Expenses at Viavarejo. EBITDA margin was stable at 6.4%. This decrease at Viavarejo is related to the reorganization carried out by the Company in 1Q13, which also impacted the food retail operation, as mentioned above, which focused primarily on boosting competition through a leaner structure and by implementing a more agile decision-making process.

Gross margin declined 30 basis points, mainly due to the Company’s strategy to boost the competition of its cash-and-carry stores, which since 2012 has posted gross margin compression along with declines in expenses, as mentioned above.

EBITDA Reconciliation

As from 1Q13, the EBITDA reported by the Company is no longer considering the depreciation allocated to cost of goods sold, essentially related to distribution centers. To allow the comparability of the Company’s future results, we present the 2012 EBITDA with the same EBITDA reconciliation adopted as of this quarter.

						ex-real estate projects
	1Q12	2Q12	3Q12	4Q12	2012	2Q12	4Q12	2012
GPA Food	487	581	479	744	2,291	485	690	2,141
Viavarejo	289	220	316	588	1,412	220	588	1,412
GPA Consolidated	776	800	795	1,332	3,703	705	1,278	3,553

Financial Performance and Indebtedness

Financial Result

	GPA Food			GPA Consolidated
(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Financial Revenue	95	106	-10.6%	143	146	-2.1%
Financial Expenses	(203)	(248)	-18.3%	(397)	(481)	-17.5%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%
% of Net Sales Revenue	1.5%	2.1%	-60 bps	1.9%	2.8%	-90 bps
Charges on Net Bank Debt	(61)	(76)	-19.0%	(52)	(89)	-41.3%
Cost of Discount of Receivables of Payment Book	-	-	-	(61)	(67)	-8.9%
Cost of Discount of Receivables of Credit Card	(23)	(27)	-12.7%	(120)	(148)	-19.2%
Restatement of Other Assets and Liabilities	(24)	(40)	-41.1%	(22)	(32)	-32.2%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%

GPA Food

In 1Q13, the net financial income was an expense was R$108 million, down 24.0% over 1Q12 despite the 10.6% growth in gross sales revenue in the quarter, and accounted for 1.5% of net sales revenue. The improvement in the net financial income was mainly due to the effects from the lower Selic base interest rate, especially as of late 2011, and to control over the customer receivables, which impacted the Company’s results as detailed below:

▪      R$ 61 million in charges on net bank debt, down 19.0% over 1Q12;

▪      R$ 23 million in cost of discount of receivables, which corresponded to 0.3% of net sales revenue (compared to 0.5% in 1Q12). In view of the restructuring of receivables funds previously used for credit rights transfer of accounts receivable with credit cards, in 1Q13 the Company sold and transferred its total credit card receivables directly to operators or banks, without any right to return or obligation related. The average rate for these sale operations was 108.5% of CDI. The volume of discounted receivables amounted to R$2.8 billion;

▪      R$ 24 million in restatement of other liabilities and assets, down 41.1% over 1Q12, due to higher financial income from supplier payment anticipation.

GPA Consolidated

In 1Q13, the net financial income was an expense of R$ 254 million, down 24.2% over 1Q12, and account for 1.9% of net sales revenue, down 90 basis points over 1Q12. The main impact came from the reduction in expenses with the discount of receivables and with charges on net debt, which resulted from the lower base interest rate and better management of the payment conditions offered to clients.

Indebtedness

	GPA Food		GPA Consolidated

(R$ million)	03.31.13	12.31.2012	03.31.13	12.31.2012

Short Term Debt	(2,239)	(1,419)	(2,577)	(1,712)
Loans and Financing	(1,226)	(869)	(1,445)	(1,044)
Debentures	(1,014)	(550)	(1,132)	(668)
Long Term Debt	(4,189)	(5,282)	(5,008)	(6,151)
Loans and Financing	(1,994)	(2,340)	(2,014)	(2,409)
Debentures	(2,195)	(2,942)	(2,995)	(3,741)
Total Gross Debt	(6,429)	(6,701)	(7,586)	(7,863)
Cash and Marketable Securities (1)	3,553	4,505	6,002	7,086
Net Debt	(2,875)	(2,196)	(1,584)	(777)
Net Debt / EBITDA(1)	1.24x	0.96x	0.42x	0.21x
Payment book - short term	-	-	(2,470)	(2,499)
Payment book - long term	-	-	(115)	(130)
Net Debt with payment book	-	-	(4,168)	(3,406)
Net Debt / EBITDA(1)	1.24x	0.96x	1.10x	0.92x

GPA Food

On March 31, 2013, GPA Food’s gross debt totaled R$6.429 billion, down R$272 million from December 2012. The decline was due to the payment of the 6th series of debentures of approximately R$ 270 million. As mentioned in the 4Q12 earnings release, the Company expects to reduce its debt level over the course of the year.

Most of the debt is still concentrated in the long term. More than 65% is maturing in over 12 months. Net debt rose from R$2.196 billion at the end of 4Q12 to R$2.875 billion at the end of 1Q13, due to the seasonality of the quarter, which typically leads to lower cash positions in relation to the end of 4Q12. The net debt/EBITDA ratio stood at 1.24x at the end of March.

GPA Consolidated

Net debt, including Viavarejo’s payment book operation, amounted to R$4.168 billion at the end of March. The net debt/EBITDA ratio stood at 1.10x, with a longer maturity profile and net reserves in excess of R$6 billion. In 1Q12, The net debt/EBITDA ratio stood at 1.51x. Excluding payment-book debt, the net debt/EBITDA ratio stood at 0.42x.

GPA Malls & Properties

GPA Malls & Properties (GPA M&P) is the operation responsible for managing the real estate assets of Grupo Pão de Açúcar, which supplements the results of the retail operation by managing the leasable space of the Company’s properties. Its activities also include managing the Group’s expansion projects by prospecting, negotiating and installing new stores.

The projects scheduled for 2013 focus on the development and revitalization of commercial centers that draw on a new concept for shopping and convenience. The objective is to boost recurring lease revenue and increase traffic in stores that have area for commercial centers.

In 2012, the unit generated R$153 million in gross sales revenue from three real estate projects in partnership with construction companies, which involved land swap agreements for installing commercial and residential buildings connected with the retail space.

Net Income

	GPA Food			GPA Consolidated

(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ%

EBITDA	518	487	6.2%	862	775	11.2%
Depreciation (Logistic)	(10)	(9)	10.6%	(17)	(17)	-5.4%
Depreciation and Amortization	(160)	(138)	16.3%	(197)	(176)	11.7%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%
Income Before Income Tax	239	198	20.7%	394	246	60.4%
Income Tax	(63)	(51)	24.3%	(119)	(84)	42.4%
Company's net income	176	147	19.5%	275	162	69.7%
Net Margin	2.4%	2.2%	20 bps	2.1%	1.3%	80 bps

GPA Food

Operating profit before income tax amounted to R$239 million in 1Q13, up 20.7% over the prior-year period. The result reflects (i) the Company’s sales growth (supported by the organic expansion in recent quarters); (ii) more efficient control of expenses in all businesses; and (iii) significant improvement in financial expenses. Net income increased 19.5% to R$ 176 million.

In the quarter, the Company incurred nonrecurring expenses related to (i) indemnity liabilities related to contingencies at the Pontofrio operation prior to the association with Casas Bahia in 4Q10, in the amount of R$7 million; and (ii) impacts on the result amounting to R$13 million arising from the restructuring carried out by the Company in the first quarter. Net income adjusted for these effects amounted to R$ 196 million, with adjusted net margin of 2.7%.

GPA Consolidated

Net income before taxes was R$394 million, up 60.4% from the same period in 2012, driven by the continuous operating improvement at GPA Food and Viavarejo. The Company’s net income in 1Q13 increased 69.7% to R$275 million, driven by operational improvements at Viavarejo and lower financial expenses.

Simplified cash flow

	GPA Food			GPA Consolidated

(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Cash Balance at beginning of period	4,505	3,544	961	7,086	4,970	2,116
Cash Flow from operating activities	(336)	(328)	(8)	(284)	(562)	278
EBITDA	501	470	31	846	758	88
Cost of Discount of Receivables	(23)	(27)	3	(120)	(148)	28
Working Capital	(667)	(696)	29	(635)	(979)	344
Assets and Liabilities Variation	(146)	(74)	(71)	(375)	(193)	(182)
Cash Flow from Investment Activities	(229)	(175)	(54)	(292)	(202)	(90)
Net CAPEX	(229)	(181)	(48)	(292)	(208)	(84)
Aquisition and Others	-	7	(7)	-	7	(7)
Cash Flow from Financing Activities	(387)	(210)	(177)	(508)	(460)	(47)
Dividends Payments and Others	-	-	-	-	-	-
Net Proceeds	(387)	(210)	(177)	(508)	(460)	(47)
Variation of Net Cash Generated	(952)	(713)	(239)	(1,084)	(1,224)	140
Cash Balance at end of period	3,553	2,831	722	6,002	3,746	2,257

GPA Food

The cash position at the end of March was R$3.553 billion, which represents a decrease of R$952 million in 1Q13, composed as follows:

•         Payments which totaled R$ 616 million, of which about R$340 million was related to the maturity of the 6th series of debentures (principal and interest) and R$ 229 million was used for investments made in the period. No new debt was issued in the quarter.

•         Cash flow from the operating activities, which demanded additional R$336 million, mainly due to the higher working capital typically observed in the first quarter in the segment (caused by seasonal factors at the end of the year due to Christmas).

GPA Consolidated

At the end of 1Q13, the cash position amounted to R$6.002 billion, down R$1.084 billion from the cash position at the start of the quarter. The positive cash generation from operating activities in Viavarejo was a highlight, which partially offsets the seasonal working capital in GPA Food (mentioned above).

Capex

	GPA Food			GPA Consolidated
(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

New stores and land acquisition	200	63	217.2%	215	76	181.3%
Store renovations and conversions	85	52	63.3%	106	59	79.0%
Infrastructure and Others	43	75	-42.2%	74	106	-30.0%
Total	328	189	73.1%	395	241	63.5%

GPA Food

Investments totaled R$ 328 million in the quarter, up 73.1% over 1Q12, and detailed as follows:

▪         R$ 200 million in the opening and construction of new stores and land acquisition. The 217.2% increase was due to the Company’s increased focus on opening new stores, in line with its strategy to accelerate organic growth in the Food operation (with the expected delivery of 500 new stores by 2015). In 1Q13, store deliveries comprised 12 Minimercado Extra, 3 Assaí, 2 Extra Supermercado, a gas station and a drugstore, for a total of 19 new stores;

▪         R$ 85 million in renovation works, in line with the investment levels typically required for maintenance;

▪         R$ 43 million in technology and logistics infrastructure in 1Q13.

GPA Consolidated

In 1Q13, investments totaled R$395 million. The 63.5% increase in investments is due to the accelerated pace of new store openings. A total of R$215 million was invested for this purpose, up 181.3% over 1Q12. In addition to the above-mentioned GPA Food stores, six new electronics and home appliance stores (under the Casas Bahia banner) were opened in the quarter, predominately in the Northeast of Brazil. The Company also invested in remodeling the Pontofrio stores, which have been posting growing returns and higher productivity.

For 2013, the Company plans to invest up to R$ 2 billion.

Dividends

Dividends 2012

At the Annual and Extraordinary Shareholders' Meeting held on 04/17/2013,  shareholders approved Management’s proposal for the distribution of dividends for the fiscal year ended 12/31/2012, in the total amount of R$250 million (R$171 million on 12/31/2011), which includes the prepaid dividends already declared. The amount is equivalent to R$0.892989 per common share and to R$0.982288 per preferred share, as shown in the following table:

Proposed dividends

(R$ thousands)	2012

Consolidated net profit	1,156,436
Minority Interest - Noncontrolling	(105,254)
Net profit	1,051,181
Legal reserve	(52,559)
Dividends' base of calculation	998,621

Dividends policy	25%
Dividends proposed by management	249,655
Proposed dividends to prefered shareholders	160,642
Proposed dividends to common shareholders	89,013

Number of prefered shares ¹ (x 1000)	163,539
Number of common shares (x 1000)	99,680

Dividends per prefered share (R$)	0.982288
Dividends per common share (R$)	0.892989

(-) Interim dividends already announced	83,668
Proposed dividend to be paid	165,987
² Excluding 232,586 shares on treasury

Excluding the quarterly prepayments, the Company will pay in up to 60 days, starting from 04/17/2013, when the Annual and Extraordinary Shareholders' Meeting was held, the amount of R$166 million. This amount corresponds to R$0.593716430 per common share and R$0.653088073 per preferred share. Shareholders of record on 04/17/2013 will be entitled to receive the payment. As from 04/18/2013, the shares started trading ex-dividends until the payment date, to be announced in due course.

Dividends 1Q13

In a meeting held on 04/25/2013, the Board of Directors approved the payment of interim dividends. In 2013, the amount of interim dividends per share will be 18.2% higher in 2013. These amounts had already been adjusted every year since 2010, as shown in the following table:

Interim dividends (R$)	2010	2011	2012	2013	2013 x 2012
Preferred share/ ADR	0.08	0.09	0.11	0.13	18.2%
Common share	0.072727	0.081818	0.10	0.118182	18.2%

The payment of interim dividends for the first quarter of 2013 will amount to R$33.1 million. Shareholders of record on 05/03/2013, will be entitled to receive the payment. As of 05/06/2013, the shares will trade ex-dividends until the payment date. The dividends related to the prepayment for 1Q13 will be paid on 05/16/2013.

SUBSEQUENT EVENTS

Brazil’s antitrust agency approves the association between Pontofrio and Casas Bahia

On April 17, the Company executed a Settlement (Termo de Compromisso de Desempenho - TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) for approval of the Association Agreement entered into between Grupo Pão de Açúcar and Casa Bahia Comercial Ltda. The TCD mandates the divestment of 74 Viavarejo stores in 54 cities distributed across six states and the Federal District, which jointly represented approximately 3% of the consolidated gross sales of Viavarejo in 2012.

The approval concludes the obligations assumed under the provisional agreement (Acordo de Preservação de Reversibilidade da Operação - APRO) executed on 2010, allowing Viavarejo to fully capture all synergies arising from the association.

For more information see the Material Fact notice disclosed on 04/17/2013.

BALANCE SHEET
ASSETS
		GPA Food			GPA Consolidated
(R$ million)	03.31.2013	12.31.2012	03.31.2012	03.31.2013	12.31.2012	03.31.2012
Current Assets	7,772	8,367	8,167	15,886	16,688	15,466
Cash and Marketable Securities	3,553	4,505	2,831	6,002	7,086	3,746
Accounts Receivable	686	418	309	2,822	2,637	2,284
Credit Cards	572	260	215	782	444	381
Payment book	-	-	-	2,078	2,078	1,988
Sales Vouchers and Others	110	154	90	155	301	106
Post-Dated Checks	4	4	4	4	4	4
Allowance for Doubtful Accounts	(0)	(1)	(0)	(197)	(189)	(195)
Resulting from Commercial Agreements	25	9	392	25	9	392
Receivables Fund (FIDC)	-	-	1,086	-	-	2,364
Inventories	3,041	3,062	2,832	5,676	5,760	5,178
Recoverable Taxes	239	256	445	834	871	1,032
Expenses in Advance and Other Accounts Receivables	228	117	272	527	325	470
Noncurrent Assets	15,116	14,810	13,799	18,352	18,146	16,564
Long-Term Assets	2,759	2,602	2,243	4,733	4,693	3,893
Accounts Receivables	-	-	448	98	108	543
Paes Mendonça	-	-	448	-	-	448
Payment Book	-	-	-	106	117	101
Allowance for Doubtful Accounts	-	-	-	(8)	(9)	(6)
Inventories	172	172	-	172	172	-
Recoverable Taxes	265	231	33	1,280	1,232	721
Fair Value Bartira	360	359	304	360	359	304
Deferred Income Tax and Social Contribution	381	381	442	1,047	1,079	1,211
Amounts Receivable from Related Parties	216	94	248	187	172	152
Judicial Deposits	769	773	652	968	952	809
Expenses in Advance and Others	597	592	116	621	618	153
Investments	277	267	161	371	362	258
Property and Equipment	7,260	7,087	6,523	8,295	8,114	7,436
Intangible Assets	4,820	4,853	4,873	4,953	4,976	4,977
TOTAL ASSETS	22,888	23,177	21,966	34,238	34,833	32,030

LIABILITIES
		GPA Food			GPA Consolidated
	03.31.2013	12.31.2012	03.31.2012	03.31.2013	12.31.2012	03.31.2012
Current Liabilities	6,984	6,381	6,636	13,675	13,393	11,445
Suppliers	2,874	3,112	2,744	5,769	6,240	4,716
Loans and Financing	1,226	869	1,859	1,445	1,044	1,915
Payment Book (CDCI)	-	-	-	2,470	2,499	2,211
Debentures	1,014	550	523	1,132	668	527
Payroll and Related Charges	355	417	321	710	729	712
Taxes and Social Contribution Payable	180	190	82	578	651	199
Dividends Proposed	166	167	103	169	169	103
Financing for Purchase of Fixed Assets	105	88	14	105	88	14
Rents	49	51	42	49	51	42
Acquisition of Companies	68	63	56	68	63	56
Debt with Related Parties	400	394	513	78	82	88
Advertisement	44	42	38	84	113	88
Provision for Restructuring	20	25	12	20	25	12
Tax Payments	144	152	91	148	155	94
Advanced Revenue	11	18	13	90	92	79
Others	328	245	223	762	723	587
Long-Term Liabilities	7,641	8,725	7,755	9,205	10,373	10,320
Loans and Financing	1,994	2,340	1,302	2,014	2,409	1,529
Payment Book (CDCI)	-	-	-	115	130	112
Receivables Fund (FIDC)	-	-	1,167	-	-	2,383
Debentures	2,195	2,942	1,896	2,995	3,741	2,298
Acquisition of Companies	158	158	194	158	158	194
Deferred Income Tax and Social Contribution	1,133	1,134	1,107	1,136	1,137	1,107
Tax Installments	1,144	1,163	1,260	1,185	1,205	1,302
Provision for Contingencies	628	610	537	795	774	701
Advanced Revenue	37	33	-	454	472	368
Others	353	346	291	354	346	326
Shareholders' Equity	8,262	8,070	7,575	11,357	11,068	10,265
Capital	5,077	5,123	4,708	6,711	6,710	6,130
Capital Reserves	242	228	392	242	228	392
Profit Reserves	1,792	1,556	1,279	1,792	1,556	1,279
Minority Interest	1,151	1,162	1,196	2,612	2,573	2,465
TOTAL LIABILITIES	22,888	23,177	21,966	34,238	34,833	32,030

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	INCOME STATEMENT (ex-real estate projects)

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry
R$ - Million	1Q13	1Q12	?	1Q13	1Q12	?	1Q13	1Q12	?	1Q13	1Q12	?
Gross Sales Revenue	8,149	7,371	10.6%	6,722	6,240	7.7%	1,427	1,131	26.1%	14,984	13,660	9.7%
Net Sales Revenue	7,383	6,656	10.9%	6,078	5,621	8.1%	1,304	1,035	26.0%	13,383	12,147	10.2%
Cost of Goods Sold	(5,503)	(4,930)	11.6%	(4,374)	(4,046)	8.1%	(1,129)	(884)	27.8%	(9,831)	(8,884)	10.7%
Depreciation (Logistic)	(10)	(9)	10.6%	(10)	(9)	10.0%	(0)	(0)	-	(17)	(17)	-5.4%
Gross Profit	1,869	1,717	8.9%	1,694	1,565	8.2%	175	151	15.6%	3,535	3,246	8.9%
Selling Expenses	(1,136)	(1,039)	9.3%	(1,013)	(938)	8.0%	(123)	(101)	21.6%	(2,282)	(2,108)	8.2%
General and Administrative Expenses	(210)	(193)	8.3%	(194)	(183)	6.0%	(16)	(11)	49.3%	(403)	(390)	3.4%
Equity Income	7	4	67.4%	7	4	67.4%	-	-	-	9	5	82.5%
Other Operating Revenue (Expenses)	(23)	(10)	125.6%	(23)	(10)	137.3%	0	(0)	-	(14)	5	-
Total Operating Expenses	(1,362)	(1,239)	9.9%	(1,223)	(1,127)	8.5%	(139)	(112)	23.7%	(2,690)	(2,488)	8.1%
Depreciation and Amortization	(160)	(138)	16.3%	(148)	(127)	15.9%	(12)	(10)	21.3%	(197)	(176)	11.7%
Earnings before interest and Taxes - EBIT	347	340	2.0%	323	311	3.8%	24	29	-17.8%	649	582	11.5%
Financial Revenue	95	106	-10.6%	89	98	-9.5%	6	8	-25.1%	143	146	-2.1%
Financial Expenses	(203)	(248)	-18.3%	(193)	(233)	-17.2%	(10)	(15)	-35.6%	(397)	(481)	-17.5%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(104)	(135)	-22.8%	(4)	(8)	-45.5%	(254)	(336)	-24.2%
Income Before Income Tax	239	198	20.7%	219	177	24.0%	19	21	-7.3%	394	246	60.4%
Income Tax	(63)	(51)	24.3%	(56)	(45)	23.7%	(7)	(6)	29.4%	(119)	(84)	42.4%
Net Income - Company	176	147	19.5%	164	132	24.1%	12	15	-20.4%	275	162	69.7%
Minority Interest - Noncontrolling	11	14	-21.4%	11	14	-21.4%	-	-	-	(39)	4	-
Net Income - Controlling Shareholders (1)	187	161	15.9%	175	146	19.7%	12	15	-20.4%	237	167	42.0%
Net Income per Share										0.90	0.64	40.4%
Nº of shares (million) ex-treasury shares										263	260

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	518	487	6.2%	481	448	7.4%	36	39	-7.6%	862	775	11.2%

	GPA Food			GPA Food						GPA Consolidated

% Net Sales Revenue				Reatil			Cash and Carry
	1Q13	1Q12		1Q13	1Q12		1Q13	1Q12		1Q13	1Q12
Gross Profit	25.3%	25.8%		27.9%	27.8%		13.4%	14.6%		26.4%	26.7%
Selling Expenses	15.4%	15.6%		16.7%	16.7%		9.4%	9.8%		17.1%	17.4%
General and Administrative Expenses	2.8%	2.9%		3.2%	3.3%		1.2%	1.0%		3.0%	3.2%
Equity Income	0.1%	0.1%		0.1%	0.1%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.3%	0.2%		0.4%	0.2%		0.0%	0.0%		0.1%	0.0%
Total Operating Expenses	18.4%	18.6%		20.1%	20.0%		10.6%	10.8%		20.1%	20.5%
Depreciation and Amortization	2.2%	2.1%		2.4%	2.3%		0.9%	1.0%		1.5%	1.5%
EBIT	4.7%	5.1%		5.3%	5.5%		1.8%	2.8%		4.8%	4.8%
Net Financial Revenue (Expenses)	1.5%	2.1%		1.7%	2.4%		0.3%	0.8%		1.9%	2.8%
Income Before Income Tax	3.2%	3.0%		3.6%	3.1%		1.5%	2.0%		2.9%	2.0%
Income Tax	0.9%	0.8%		0.9%	0.8%		0.5%	0.5%		0.9%	0.7%
Net Income - Company	2.4%	2.2%		2.7%	2.3%		0.9%	1.5%		2.1%	1.3%
EBITDA	7.0%	7.3%		7.9%	8.0%		2.8%	3.8%		6.4%	6.4%
(1) Net Income after noncontrolling shareholders

Statement of Cash Flow
(R$ million)	GPA Consolidated
	03.31.2013	03.31.2012

Net Income for the period	237	167
Deferred Income Tax	5	7
Income of Permanent Assets Written-Off	2	2
Depreciation and Amortization	109	84
Interests and Exchange Variation	123	160
Adjustment to Present Value	(0)	1
Equity Income	(74)	(53)
Provision for Contingencies	(8)	9
Provision for low and losses of fixed assets	2	-
Share-Based Compensation	14	8
Allowance for Doubtful Accounts	0	(0)
Swap revenue	(3)	(2)
	406	382
Asset (Increase) Decreases
Accounts Receivable	(192)	117
Inventories	4	(1)
Taxes recoverable	(25)	18
Related Parties	25	(307)
Judicial Deposits	12	(29)
	(237)	(268)
Liability (Increase) Decrease

Suppliers	(239)	(522)
Payroll and Charges	(54)	(49)
Other Accounts Payable	(40)	(66)
	(339)	(642)
Net Cash Generated from (Used in) Operating Activities	(171)	(529)

Cash Flow from Investment and Financing Activities
	GPA Consolidated
(R$ million)	03.31.2013	03.31.2012

Acquisition of Property and Equipment	(130)	(145)
Increase of Intangible Asset	(7)	(0)
Sale of Property and Equipment	11	1
Net Cash Generated from (used in) Investment Activities	(184)	(144)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	1	1
Funding and Refinancing	-	324
Payments	(296)	(309)
Interest Paid	(90)	(40)
Dividend Payments	(0)	-
Net Cash Generated from (used in) Financing Activities	(385)	(24)
Cash and Cash Equivalents at the Beginning of the Year	2,890	2,329
Cash and Cash Equivalents at the End of the Year	2,151	1,631
Change in Cash and Cash Equivalent	(740)	(697)

	BREAKDOWN OF GROSS SALES BY BANNER
(R$ million)	1Q13%		1Q12%		Δ

Pão de Açúcar	1,504	10.0%	1,348	9.9%	11.5%
Extra Hiper	3,521	23.5%	3,359	24.6%	4.8%
Minimercado Extra	92	0.6%	53	0.4%	75.5%
Extra Supermercado	1,231	8.2%	1,143	8.4%	7.7%
Assaí	1,427	9.5%	1,131	8.3%	26.1%
Others Business (1)	374	2.5%	337	2.5%	11.0%
GPA Food	8,149	54.4%	7,371	54.0%	10.6%
Viavarejo (2)	6,836	45.6%	6,289	46.0%	8.7%
GPA Consolidated	14,985	100.0%	13,660	100.0%	9.7%

	BREAKDOWN OF NET SALES BY BANNER
(R$ million)	1Q13%		1Q12%		Δ

Pão de Açúcar	1,355	10.1%	1,213	10.0%	11.7%
Extra Hiper	3,136	23.4%	2,981	24.5%	5.2%
Minimercado Extra	86	0.6%	49	0.4%	75.5%
Extra Supermercado	1,130	8.4%	1,044	8.6%	8.3%
Assaí	1,304	9.7%	1,035	8.5%	26.0%
Others Business (1)	370	2.8%	334	2.8%	10.8%
GPA Food	7,383	55.2%	6,656	54.8%	10.9%
Viavarejo (2)	6,000	44.8%	5,491	45.2%	9.3%
GPA Consolidated	13,383	100.0%	12,147	100.0%	10.2%

(1) Includes Gas Station and Drugstores sales.
(2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

SALES BREAKDOWN (% of Net Sales)
	GPA Food		GPA Consolidated
	1Q13	1Q12	1Q13	1Q12
Cash	53.7%	53.3%	41.7%	40.6%
Credit Card	38.2%	39.2%	47.8%	48.8%
Food Voucher	8.0%	7.4%	4.4%	3.9%
Credit	0.1%	0.1%	6.2%	6.7%
Post-Dated Checks	0.1%	0.1%	0.1%	0.1%
Payment Book	0.0%	0.0%	6.1%	6.6%

	STORES OPENINGS/CLOSINGS PER BANNER
	12/31/2012	Opened	Closed	03/31/2013

Pão de Açúcar	163	-	-	163
Extra Hiper	138	-	-	138
Extra Supermercado	207	2	-	209
Minimercado Extra	107	12	-	119
Assaí	61	3	-	64
Other Business	241	2	2	241
Gas Satation	84	1	-	85
Drugstores	157	1	2	156
GPA Food	917	19	2	934
Ponto Frio	397	-	1	396
Casas Bahia	568	6	2	572
GPA Consolidated	1,882	25	5	1,902
Sale Area ('000 m2)
GPA Food	1,568			1,589
GPA Consolidated	2,962			2,997
# of employees ('000)	151			151

1Q13 Results Conference Call and Webcast

Tuesday, April 30, 2013

11:00 a.m. (Brasília time) | 09:00 a.m. (New York) | 02:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast: http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese: 23975739

Code for audio in English: 23975739

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the first quarter of 2013 (1Q13), except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended March 2013 was 6.59%.

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 6, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.